Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration No. 333-105382 on Form S-8 of Lifetime Brands, Inc. of our report dated May 18, 2005 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to uncertainties about the Company’s ability to continue as a going concern and its filing on February 16, 2005 for reorganization under Chapter 11 of the Federal Bankruptcy code) related to the financial statements as of and for the years ended December 31, 2004 and 2003 of Syratech Corporation included in this Current Report on Form 8-K/A of Lifetime Brands, Inc. dated April 27, 2006.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
July 11, 2006